SCHEDULE 13D-A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/31/2009


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,691,389

8. SHARED VOTING POWER

649,161

9. SOLE DISPOSITIVE POWER

2,340,550
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,340,550

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.72%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________


This statement constitutes Amendment #7 to the schedule 13d filed December 12, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The members of the group have entered into a standstill agreement with the issuer, the material terms of which have been disclosed by the issuer in a press release dated 3/31/09.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,691,389 shares of TMI and share voting power on 649,161 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,340,550 shares.

c) Since the last filing on 3/17/09, the follow shares were purchased:

DATE		Shares		Price
03/25/2009	200		$7.58



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/01/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos